Exhibit (a)(1)(D)

FORM OF LETTER TO ELIGIBLE OPTION HOLDERS

        The following is the text of a memorandum that the registrant intends to deliver on or about June 23, 2009 (the commencement of the exchange offer) to employees entitled to participate in the exchange offer.

NICE-SYSTEMS LTD.

Memorandum

Date:	June 23, 2009
To:	Eligible Option Holders
From:	Vice President Corporate Human Relations
SUBJECT:	OPTIONS TO ACQUIRE NICE'S ORDINARY SHARES

        The downturn in the stock market and the resulting underwater position of many NICE option grants has lessened the incentive and reward potential of our option grant program. Our Board of Directors has approved a course of action that it believes will restore the incentive value of our option grant program.

        We are offering to certain holders of NICE’s options the opportunity to exchange, on a grant-by-grant basis, outstanding options to purchase our ordinary shares, which were granted before September 1, 2008 under the NICE 2003 Share Incentive Plan or the Actimize Omnibus Stock Option and Restricted Stock Incentive Plan (the “Plans”), and have an exercise price greater than $30.00 per share for (i) new options (the “New Option”), for eligible employees who reside in Israel, Hong Kong or the United Kingdom, or (ii) new restricted share units (the “New RSUs”), for eligible employees who reside in the United States.

        The following guidelines will apply to the exchange offer:

        Eligibility: All active employees of NICE and its subsidiaries, residing in Israel, Hong Kong, the United States and the United Kingdom on the date of the commencement and expiration of the exchange offer, other than (i) our directors, Chief Executive Officer and certain other executive officers, and (ii) employees who received one or more option grants from us while residing in the United States but who on the date of commencement or expiration of the exchange offer, reside in Israel, who were granted options before September 1, 2008 at an exercise price greater than $30.00 per share, may participate in the program. Further, you must also be employed by us on the date the exchange offer expires, and you must not have given or received notice of termination of your employment.

        Exchange Terms: You will receive a New Option to purchase one ordinary share or a New RSU to be vested into one ordinary share, for every three ordinary shares that were issuable upon exercise of the eligible option you surrender. We expect to grant the New Options and New RSUs on August 5, 2009, the date that the exchange offer expires. If the expiration date of the offer is extended, the grant date of the New Options and New RSUs will be similarly extended. The exercise price of the New Options and the vesting price of the New RSUs will be equal to the par value of our ordinary shares of NIS 1.00 (approximately $0.25). The exchange offer is conditioned upon the receipt of an Israeli tax ruling in connection with the exchange offer.

        Vesting; Expiration: The New Options and New RSUs will vest as follows: one fourth will vest and become exercisable on each of the first, second, third and fourth anniversaries following the grant date. The New Options will expire six years following the grant date.

        Duration of the Exchange Offer: The exchange offer expires at 5:00 p.m., Eastern Daylight Time, on August 5, 2009, unless extended.

        You must complete and submit the exchange offer election form, in accordance with the Offer to Exchange, dated as of June 23, 2009 by the expiration date in order to be eligible to exchange your eligible options. If you do not complete and submit the election form, your eligible options will remain in effect at their current terms and no replacement New Options or New RSUs will be issued to you. The exchange offer provides you with a one-time opportunity to surrender your current eligible options for the New Options or New RSUs. In making your decision, you should consider your own personal circumstances and the risk/reward potential of the exchange, including the vesting schedule of your current options as compared to the vesting schedule of the New Options or New RSUs. You should also consider the exercise price of your current eligible options, the market price of NICE’s ordinary shares and the tax consequences of participating in the exchange.

        The exchange offer is subject to the terms and conditions of the Offer to Exchange. The Offer to Exchange contains the legal and regulatory details of the exchange offer. Included in the Offer to Exchange is a summary term sheet in the format of Questions and Answers to help you through the decision making process.

        Our goal is to build the best team in the business, made up of talented and motivated employees. We believe that the exchange offer helps to restore the incentive value of NICE’s option program.